UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION

                    Washington, D.C.  20549


                          SCHEDULE 13D


           Under the Securities Exchange Act of 1934

    Southwest Royalties Institutional Income Fund IX-B, L.P.
                        (Name of Issuer)


                 Limited Partnership Interests
                 (Title of Class of Securities)


                         Not Applicable
                         (CUSIP Number)


                         L. Paul Latham
                 Clayton Williams Energy, Inc.
                   6 Desta Drive, Suite 6500
                   Midland, Texas 79705-5510
                         (432) 682-6324
                (Name, Address and Telephone Number of Person
       Authorized to Receive Notices and Communications)


                         March 30, 2005
    (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this
Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ?

                    CUSIP No. Not Applicable

  (1)  Names  of Reporting Persons              Clayton  Williams
Energy, Inc.

 (2) Check the Appropriate Box               (a)
     if a Member of a Group                  (b)  X

 (3) SEC Use Only

 (4) Source of Funds                         AF

 (5) Check if Disclosure of Legal
     Proceedings is Required
     Pursuant to Items 2(d) or 2(e)               Not Applicable

 (6) Citizenship or Place of
     Organization                            Delaware corporation


Number  of  Shares/Units  Beneficially Owned  by  Each  Reporting
Person With:


 (7) Sole Voting Power                       509.0 Units

 (8) Share Voting Power                      None

 (9) Sole Dispositive Power                  509.0 Units

(10) Shared Dispositive Power                None

(11) Aggregate Amount Beneficially
     Owned by Each Reporting Person               509.0 Units

(12) Check if the Aggregate Amount
     in Row (11) Excludes Certain
     Shares                                  Not Applicable

(13) Percent of Class Represented
     by Amount in Row (11)                   5.2% of class of
                                        9,782 Units

                                             (14) Type of Reporting
                                         Person
                                         HC  (sole parent company
                                         of  the Managing General
                                         Partner of Issuer)

Item 1.                                 Type     of     Security:
                                        Limited       Partnership
                                        Interests ("Units")

                                             Name of Issuer:
                                        Southwest Royalties
                                        Institutional Income Fund
                                        IX-B, L.P.

          Address of Issuer's           6 Desta Drive
          Principal Executive           Suite 6500
          Offices:                      Midland, Texas 79705

Item 2(a).     Name of Person
           Filing:                       Clayton Williams Energy,
Inc.

Item  2(b).     Address of Principal               6 Desta Drive,
Suite 6500
          Business Office:                   Midland, Texas 79705

Item 2(c).     Present Occupation:           Not Applicable

Item 2(d).     Criminal Convictions:              None

Item 2(e).     Civil Securities Laws
          Injunctions or
          Prohibitions:                 None

Item   2(f).       Citizenship:                         Delaware,
U.S.A.

Item 3.                                 Source of Funds:

     Southwest Royalties, Inc., as Managing General Partner of the Issuer, used its working capital to acquire Units (see
     Item 4). As sole stockholder of Southwest Royalties, Inc., the Reporting Person owns an indirect interest in the Units acquired by Southwest Royalties, Inc.

Item 4.   Purpose of Transactions:

     Southwest Royalties, Inc. satisfied the requirements of the Right of Presentment contained in the Issuer's Agreement of Limited Partnership whereby Southwest Royalties, Inc., as Managing General Partner, agrees to acquire Units from limited partners seeking an exit from the Issuer at a formula price. The Reporting Person, as sole stockholder of Southwest Royalties, Inc., owns an indirect interest in the Units acquired.

Item 5.   Interest in Securities


     Southwest Royalties, Inc., which is the Managing General Partner of the Issuer, holds a total of 509.0 Units of limited partnership interests over which it has sole voting and dispositive powers. As the sole stockholder of Southwest Royalties, Inc., the Reporting Person holds an indirect interest of 509.0 limited partnership Units. These Units represent 5.2% of the total 9,782 Units, which are issued and outstanding. The purchase transactions, which resulted in the indirect ownership of the Reporting Person exceeding 5% occurred between March 1, 2005 and March 31, 2005 when the Managing General Partner purchased an additional 62 Units as part of the Issuer's Right of Presentment program. The price per unit was $108.03.

Item 6.   Contracts, Arrangements,
          Undertakings or Relationships
          with Respect to Securities of
          the Issuer:                             Not Applicable

Item 7.   Material to Be Filed as
          Exhibits:                          Not Applicable

                           SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





Date: April 8, 2005           By:  /s/ L. Paul Latham
                              ----------------------------------
                              L. Paul Latham, President and
                              Chief Executive Officer,
                              of Southwest Royalties, Inc.
                              the Managing General Partner